Exhibit 99.1

enCore Energy Corp.

(the “Company”)

Form 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

(for the financial year ended December 31, 2023)

The following executive compensation disclosure is prepared in accordance with National Instrument 51-102 Continuous Disclosure Obligations and Form 51-102F6 Statement of Executive Compensation (“Form 51-102F6”). The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by directors and certain executive officers in connection with their position as a director or officer of, or consultant to, the Company.

All monetary amounts herein are expressed in Canadian dollars ($) unless otherwise stated.

For the purposes of this Statement of Executive Compensation, a “Named Executive Officer” or “NEO” means:

(a)	“CEO” means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)	“CFO” means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year, whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 for the financial year ended December 31, 2023; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In connection with the most recently completed financial year ended December 31, 2023, the Company had five (5) NEOs as follows:

NEO Name	Position
W. Paul Goranson	Chief Executive Officer
Dennis Eugene Stover	Interim Chief Financial Officer
William Sheriff	Executive Chairman
Peter Luthiger	Chief Operating Officer
Carrie Mierkey	Former Chief Financial Officer

COMPENSATION DISCUSSION AND ANALYSIS

The Company’s compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company’s business. These policies and programs are intended to attract and retain capable and experienced people while complying with regulatory requirements. The compensation committee’s (the “Compensation Committee”) role and philosophy, among other things, are to ensure that the Company’s compensation goals and objectives, as applied to the actual compensation paid to the Company’s CEO and other executive officers, are aligned with the Company’s overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its Shareholders, the implications of the risks associated with the Company’s compensation policies and practices in light of the financial performance of the Company, the overall financial and operating performance of the Company and the Compensation Committee’s assessment of each executive’s individual performance results and contribution toward meeting corporate objectives. Since last year’s annual general meeting of shareholders, neither the Board nor the Compensation Committee of the Company has proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation program, and the Board does not believe that the Company’s compensation program results in unnecessary or inappropriate risk-taking including risks that are likely to have a material adverse effect on the Company.

During the year ended December 31, 2023, the Board approved an increase in annual director compensation from US$24,000 to US$44,000, and in the case of the Chair of the Audit Committee from US$36,000 to US$66,000 per year.  A director who obtains a National Association of Corporate Directors certification will receive a further increase of US$26,000 per year.

The current members of the Compensation Committee are Mark S. Pelizza (Chair), William B. Harris, and Richard M. Cherry. The function of the Compensation Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation Committee has been empowered to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; and to consider any other matters which, in the Compensation Committee’s judgment, should be taken into account in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers. The Board has adopted a charter for the Compensation Committee.

In 2023 the Company has adopted a compensation recovery policy (referred to as the “Incentive Compensation Clawback Policy”) as required by Nasdaq listing standards and pursuant to Rule 10D-1 of the Securities Exchange Act of 1934, as amended. At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Statement of Executive Compensation), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

Report on Executive Compensation

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Board determines the type and amount of compensation for the CEO. The Board also reviews the compensation of the Company’s senior executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning the interests of these executives with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus plan and equity participation through its stock option plan.

Elements of the Compensation Program

The significant elements of compensation awarded to the NEOs (as defined above) are a cash salary, bonus plan based on corporate goals set by the Board and stock options. With the exception of the stock option plan, the Company does not presently have any other long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and noncash elements of the Company’s compensation program. The Compensation Committee reviews annually the total compensation package of each of the Company’s executives on an individual basis, against the backdrop of the compensation goals and objectives described above, and make recommendations to the Board concerning the individual components of their compensation.

Cash Salary

As a general rule, the Company seeks to offer its NEOs a compensation package that is in line with the Company’s fiscal resources and competitive with other companies in the mineral exploration industry of a similar size at a similar stage of development, and as an immediate means of rewarding the NEOs for efforts expended on behalf of the Company.

Bonus Plan

The Company’s current Executive Chairman, CEO, CFO, Chief Operating Officer, Chief Legal Officer, and Chief Technical Officer (“CTO”) are eligible to receive a cash bonus, up to a certain percentage of base salary, which will be paid in accordance with the determination of enCore’s Compensation Committee and recommendation to the Board for approval, based on a number of agreed metrics including: a) financial condition of enCore; b) predetermined corporate and personal goals established between enCore and the individual; and c) share price performance.

In addition, the Company’s current Executive Chairman is eligible to receive a special bonus that will be established by enCore for exceptional achievements as measured by enCore’s market capitalization, its growth profile in assets or by any other metrics as reviewed by the Compensation Committee and recommended for approval by the Board. The Company’s current CEO is eligible to receive a special bonus that will be established by enCore for exceptional achievements as measured by enCore’s successful acquisition of certain uranium production facilities or assets, as determined by the Board. The Company’s Chief Operating Officer is also eligible to participate in a special bonus pool that will be established by enCore for exceptional achievements as measured by certain goals agreed between the COO and the Compensation Committee.

Equity Participation

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and the Company’s goals.

Use of Financial Instruments

The Company does not have a policy that would prohibit a NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. However, Management is not aware of any NEO or director purchasing such an instrument.

Perquisites and Other Personal Benefits

The Company’s NEOs are not generally entitled to significant perquisites or other personal benefits not offered to the Company’s other employees.

Performance Graph

The graph below compares the Company’s total shareholder return on a $100 investment in Common Shares to the total return to the S&P/TSX Composite Index. Total Return Index Value for the period commencing January 1, 2019 and ending December 31, 2023.

The S&P/TSX Composite Index was created to address the needs of investment managers requiring a benchmark headline index for the Canadian equity market. As at the end of the period covered by the performance graph, the Company has exceeded the performance of the benchmark by 880%. Given the Company’s market capitalization and size of operations of the Company, volatility has been higher than that of the benchmark.

Share-based and Option-based Awards

The Company currently has in effect the Stock Option Plan, the purpose of which is to advance the interests of the Company and its Shareholders by (a) ensuring that the interests of officers and employees are aligned with the success of the Company; (b) encouraging ownership of Company shares by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The Stock Option Plan provides optionees with the opportunity through the exercise of options to acquire an ownership interest in the Company.

The Stock Option Plan is administered by the Board (with certain responsibilities delegated to the Option Grant Committee in regards to considering grants to employees and consultants who aren’t directors or executive officers of the Company) that determines, from time to time the eligibility of persons to participate in the Stock Option Plan, when options will be granted, the number of common shares subject to each option, the exercise price of each option, the expiration date of each option and the vesting period for each option, in each case in accordance with applicable securities laws and stock exchange requirements.

It is not the Company’s practice to grant stock options to existing executive officers on an annual basis, but grants of stock options will be considered as the circumstances of the Company and the contributions of the individual warrant. Previous grants of options are taken into account when considering new grants as part of the Company’s plan to achieve its objective of retaining quality personnel.

As at the date of this Statement of Executive Compensation, the Company has options outstanding under the Stock Option Plan to purchase 7,550,836 Common Shares, representing 41.08% of the available options, and 4.11% of the issued and outstanding Common Shares, as at that date. Accordingly, 10,831,193 options remain available for grant under the Stock Option Plan.

Compensation Governance

The Board has established a Compensation Committee comprised of three directors; Mark S. Pelizza (Chair), William B. Harris, and Richard M. Cherry. All members of the Compensation Committee are considered independent directors of the Board. The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the directors, and to make recommendations to the Board on the Company’s compensation policies. In addition, the Committee reviews the Company’s succession plans for the CEO and makes recommendations with respect to severance paid to executives. The Board is responsible for approving stock option grants and administering the Stock Option Plan (with certain responsibilities delegated to the Option Grant Committee in regards to considering grants to employees and consultants who aren’t directors or executive officers of the Company). The process adopted with respect to the review of compensation for the Company’s directors and senior officers is set out under the heading “Compensation Discussion and Analysis” above.

The Compensation Committee members’ collective experience in leadership roles, their extensive knowledge of the mining industry and their experience in operations, financial matters and corporate strategy provide the Compensation Committee with the collective skills, knowledge and experience necessary to effectively carry out its mandate.

During the year ended December 31, 2023, the Company engaged Ernst & Young LLP to conduct a compensation study to assess the Company’s executive level employees against industry peer groups, resulting in a report dated June 2023 (the “Compensation Report”). The Compensation Committee considered the Compensation Report when reviewing the executive compensation and related employment agreements for the Company’s Executive Chairman, CEO, and CFO. The Compensation Committee reported to the Board that it considered that the Company’s long-term executive compensation plan was in line with industry peers.

Executive Compensation-Related Fees

Other than $75,000 paid to Ernst & Young LLP to complete the Compensation Report, the Company did not pay any fees to consultants and/or advisors for services related to determining compensation for any of the Company’s directors and executive officers, during the year ended December 31, 2023.

All Other Fees

During the year ended December 31, 2023, the Company did not pay any fees for any other services provided by consultants and/or advisors.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with Form 51-102F6) sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2023, 2022, and 2021 in respect of the NEOs of the Company.

					Non-equity incentive plan compensation ($)(f)
Name and principal position (a)	Year (b)	Salary ($) (c)	Share-based awards ($) (d)	Option-based awards ($)(1) (e)	Annual incentive plans (f1)		Long-term incentive plans (f2)	Pension Value ($) (g)	All other compensation ($) (h)	Total compensation ($) (i)
W. Paul Goranson(2) CEO and Director	2023	462,910	N/A	825,976	1,454,860	(3)	N/A	N/A	52,084	2,795,830
	2022	365,688	N/A	1,453,941	135,440		N/A	N/A	N/A	1,955,069
	2021	338,445	N/A	N/A	247,742		N/A	N/A	N/A	586,187
Dennis Stover(4) Director and Former Interim CFO	2023	N/A	N/A	361,364	N/A		N/A	N/A	197,729	559,093	(5)
	2022	N/A	N/A	838,812	N/A		N/A	N/A	142,841	981,653
	2021	N/A	N/A	N/A	132,260		N/A	N/A	79,356	211,616
William M. Sheriff Executive Chairman and Director	2023	396,780	N/A	722,729	264,520		N/A	N/A	40,928	1,424,957
	2022	296,926	N/A	1,230,257	270,880		N/A	N/A	N/A	1,798,064
	2021	127,857	N/A	N/A	116,989		N/A	N/A	N/A	244,846
Peter Luthiger(6) Chief Operating Officer	2023	310,811	N/A	206,494	66,130		N/A	N/A	66,290	649,725
	2022	205,127	N/A	296,460	47,404		N/A	N/A	N/A	548,991
	2021	N/A	N/A	N/A	N/A		N/A	N/A	N/A	N/A
Carrie Mierkey(7) Former CFO	2023	310,811	N/A	309,741	99,195		N/A	N/A	72,136	791,883
	2022	263,848	N/A	559,208	67,720		N/A	N/A	N/A	890,776
	2021	201,082	N/A	225,777	107,049		N/A	N/A	N/A	533,908

Notes:

(1)	This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate and expected stock price volatility, life and dividend yield.
(2)	Mr. Goranson was appointed as the Company’s CEO on October 1, 2020.
(3)	Includes US$1,000,000 success fee payment paid to Mr. Goranson upon completion of the Company’s acquisition of the Alta Mesa Uranium Project.
(4)	Mr. Stover was appointed as the Company’s interim CFO on December 23, 2023 until February 14, 2024. The Company’s current CFO, Shona Wilson, was appointed on February 14, 2024.
(5)	Mr. Stover received a one-time bonus payment of US$15,000 for his role as interim CFO of the Company, and received US$134,500 for his role as a director of the Company.
(6)	Mr. Luthiger was appointed as the Company’s Chief Operating Officer on May 1, 2022.
(7)	Ms. Mierkey was appointed as the Company’s CFO on February 1, 2021 and resigned effective December 23, 2023.

Narrative Discussion of Summary Compensation Table

The significant factors relating to the compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2023, 2022, and 2021 in respect of the NEOs of the Company, vary depending on the circumstances of each award, and may include: the significance of the terms of each NEO’s employment agreement or arrangement; management discussion and valuation of achievements and performance; and any repricing or other significant changes to the terms of any share-based or option-based award program during the most recently completed financial year.

INCENTIVE PLAN AWARDS FOR NEOS

Outstanding Share-based Awards and Option-based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each NEO all awards outstanding at the end of the most recently completed financial year (ended December 31, 2023).

	Option-based Awards					Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)		Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the money options ($)(1) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share- based awards that have not vested ($) (g)	Market or payout value of vested share- based awards not paid out or distributed ($) (h)
W. Paul Goranson CEO and Director	50,000		1.05	Sept. 1, 2025	208,000	N/A	N/A	N/A
	475,000		1.349	Sept. 10, 2025	1,833,975
	433,333		4.20	Feb. 14, 2027	437,666.33
	400,000		2.79	May 17, 2028	968,000
Dennis Stover Director and Former Interim CFO	233,333		0.45	June 3, 2024	1,110,665.08	N/A	N/A	N/A
	200,000		0.615	May 20, 2025	919,000
	250,000		4.20	Feb. 14, 2027	252,500
	175,000		2.79	May 17, 2028	423,500
William M. Sheriff Executive Chairman and Director	233,333		0.45	June 3, 2024	1,110,665.08	N/A	N/A	N/A
	200,000		0.615	May 20, 2025	919,000
	366,667		4.20	Feb. 14, 2027	370,333.67
	350,000		2.79	May 17, 2028	847,000
Peter Luthiger Chief Operating Officer	83,333		4.32	May 2, 2027	74,166.37	N/A	N/A	N/A
	100,000		2.79	May 17, 2028	242,000
Carrie Mierkey Former CFO	Nil	(2)	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Calculated as the number of unexercised options multiplied by the difference between the share price as of December 29, 2023, the last trading day of the fiscal 2023 year ($5.21), and the exercise price.
(2)	In connection with Ms. Mierkey’s resignation, all outstanding 400,000 options were cancelled effective December 23, 2023.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year (ended December 31, 2023) for each incentive plan award to NEOs.

Name	Option-based Awards – Value vested during the year(1) ($)		Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
W. Paul Goranson CEO and Director	245,000.00	(2)	N/A	1,454,860
Dennis Stover(3) Director and Former Interim CFO	107,187.50	(4)	N/A	N/A
William M. Sheriff Executive Chairman and Director	214,375.00	(5)	N/A	264,520
Peter Luthiger Chief Operating Officer	66,249.98	(6)	N/A	66,130
Carrie Mierkey(7) Former CFO	91,875.00	(8)	N/A	99,195

Notes:

(1)	Calculated as the number of options vested during the year multiplied by the difference between the market price on the vesting date and the related exercise price.

(2)	On February 14, 2023, 108,333 Options vested at an exercise price of $4.20; on August 14, 2023, 108,333 Options vested at an exercise price of $4.20; and on November 17, 2023, 100,000 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

(3)	Mr. Stover was appointed as the Company’s interim CFO on December 23, 2023 until February 14, 2024. The Company’s current CFO, Shona Wilson, was appointed on February 14, 2024.

(4)	On February 14, 2023, 62,500 Options vested at an exercise price of $4.20; on August 14, 2023, 62,500 Options vested at an exercise price of $4.20; and on November 17, 2023, 43,750 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

(5)	On February 14, 2023, 91,667 Options vested at an exercise price of $4.20; on August 14, 2023, 91,667 Options vested at an exercise price of $4.20; and on November 17, 2023, 87,500 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

(6)	On May 2, 2023, 20,833 Options vested at an exercise price of $4.32, on November 2, 2023, 20,833 Options vested at an exercise price of $4.32, and on November 17, 2023, 25,000 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $2.77 on May 2, 2023, $4.56 on November 2, 2023, and $5.24 on November 17, 2023.

(7)	Ms. Mierkey resigned as the Company’s CFO effective December 23, 2023.

(8)	On February 14, 2023, 41,667 Options vested at an exercise price of $4.20; on August 14, 2023, 41,667 Options vested at an exercise price of $4.20; and on November 17, 2023, 37,500 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

Narrative Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis. These terms include:

●	the number of securities underlying each award or received on vesting or exercise;

●	exercise prices and expiry dates;

●	whether awards are vested or unvested;

●	performance goals or similar conditions, or other significant conditions; and

●	the closing market price on the grant date.

PENSION PLAN BENEFITS

The Company does not provide a defined benefit plan or a defined contribution plan for any of its executive officers or employees, nor does it have a deferred compensation plan for any of its executive officers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment agreements are in place for the NEOs which set out the details relating to the provision of severance payments upon termination of employment and the consequent obligations of non-competition and non-solicitation.

W. Paul Goranson

Pursuant to the employment agreement dated April 1, 2023 between enCore and Mr. Goranson, if there is a Change of Control, then all of the stock options previously granted to Mr. Goranson that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Goranson will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire and he will have no further right to exercise the stock options. Mr. Goranson may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for just cause at any time with no further obligations to Mr. Goranson, other than payment of all accrued obligations up to and including the date of termination. Mr. Goranson will also be entitled to exercise any rights with respect to stock options on termination of employment in accordance with the Company’s stock option plan and the terms and conditions of each grant. If the Company terminates his employment agreement without just cause, Mr. Goranson will be entitled to an amount in cash equal to two times (the “Severance Factor”) the sum of his base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. The Company will also pay Mr. Goranson the full cost of his COBRA continuation rate charged by the Company for employees on a monthly basis for a period of months equal to twelve times the applicable Severance Factor, beyond his termination month. Mr. Goranson, and if applicable his dependents may, at their choosing and if eligible, enroll in COBRA continuation under the group health insurance plan through the Company (generally for the first eighteen months following his termination month) or, if they choose, they may enroll in a separate plan of their choosing, by using these payments to enroll in medical and prescription insurance of their choosing. The Company will also pay Mr. Goranson the full cost of his COBRA continuation rate, on terms as described above, in the case Mr. Goranson terminates his employment for Good Reason.

William M. Sheriff

Pursuant to the employment agreement dated April 1, 2023 between enCore and Mr. Sheriff, if there is a Change of Control, then all of the stock options previously granted to Mr. Sheriff that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Sheriff will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire and he will have no further right to exercise the stock options. Mr. Sheriff may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for cause at any time with no further obligations to Mr. Sheriff, other than payment of all accrued obligations up to and including the date of termination. Mr. Sheriff will also be entitled to exercise any rights with respect to stock options on termination of employment in accordance with the Company’s stock option plan and the terms and conditions of each grant. If the Company terminates his employment agreement without just cause or upon a Change of Control, Mr. Sheriff will be entitled to an amount in cash equal to two times the sum of his base salary and one full annual year target cash bonus, adjusted for inflation from the date of the agreement as reported by the US CPI, after Mr. Sheriff signs the release contemplated by the agreement. The Company will also pay Mr. Sheriff the full cost of his COBRA continuation rate charged by the Company for employees on a monthly basis for a period of months equal to twelve times the applicable Severance Factor, beyond his termination month. Mr. Sheriff, and if applicable his dependents may, at their choosing and if eligible, enroll in COBRA continuation under the group health insurance plan through the Company (generally for the first eighteen months following his termination month) or, if they choose, they may enroll in a separate plan of their choosing, by using these payments to enroll in medical and prescription insurance of their choosing. The Company will also pay Mr. Sheriff the full cost of his COBRA continuation rate, on terms as described above, in the case Mr. Sheriff terminates his employment for Good Reason.

Peter Luthiger

Pursuant to the employment agreement dated effective April 1, 2024 between enCore and Mr. Luthiger, if there is a Change of Control and Mr. Luthiger’s employment is not continued by the Company, then all of the stock options previously granted to Mr. Luthiger that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Luthiger will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire and he will have no further right to exercise the stock options. Mr. Luthiger may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for cause at any time with no further obligations to Mr. Luthiger, other than payment of all accrued obligations up to and including the date of termination. Mr. Luthiger will also be entitled to exercise any rights with respect to stock options on termination of employment in accordance with the Company’s stock option plan and the terms and conditions of each grant. If the Company terminates his employment agreement without just cause or upon a Change of Control, Mr. Luthiger will be entitled to an amount in cash equal to two times the sum of the employee’s base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. The Company will also pay Mr. Luthiger the full cost of his COBRA continuation rate charged by the Company for employees on a monthly basis for a period of months equal to twelve times the applicable Severance Factor, beyond his termination month. Mr. Luthiger, and if applicable his dependents may, at their choosing and if eligible, enroll in COBRA continuation under the group health insurance plan through the Company (generally for the first eighteen months following his termination month) or, if they choose, they may enroll in a separate plan of their choosing, by using these payments to enroll in medical and prescription insurance of their choosing. The Company will also pay Mr. Luthiger the full cost of his COBRA continuation rate, on the same terms, in the case Mr. Luthiger terminates his employment for Good Reason.

Dennis Stover

Pursuant to a management services agreement dated effective September 1, 2023 between enCore and Mr. Stover in connection with his role as Chief Technical Officer of the Company, if the agreement is terminated within three months of a Change of Control, Mr. Stover will be entitled to payment in an amount equal to 12 multiplied by the monthly fee as set out in the agreement. The initial term of the agreement is 12 months from the effective date, and other than by mutual consent regarding non-renewal of the agreement, the Company or Mr. Stover may terminate the agreement with 30 days’ notice. Upon termination of the agreement, the Company will pay all amounts due and owing to Mr. Stover for services performed to the date of termination, as well as any required reimbursement for expenses. If Mr. Stover fails to perform any of his obligations under the agreement, the Company may terminate the agreement without penalty provided that the Company must provide notice of such breach in writing to Mr. Stover, who will have 30 days to rectify the breach. In the event that the breach is rectified during the grace period, the agreement will not be terminated.

For the purpose of the above employment agreements, “Good Reason” means a constructive dismissal, such as a material reduction in the level of responsibility or base salary of the employee.

Other than the agreements described herein, the Company and its subsidiaries are not parties to any contracts, and have not entered into any plans or arrangements which require compensation to be paid to any of the NEOs in the event of:

(a)	resignation, retirement or any other termination of employment with the Company or one of its subsidiaries;

(b)	a change of control of the Company or one of its subsidiaries; or

(c)	a change in the director, officer or employee’s responsibilities following a change of control of the Company.

DIRECTOR COMPENSATION

Director Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all amounts of compensation earned by the non-executive directors for the Company’s most recently completed financial year (ended December 31, 2023).

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards ($)(1) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
William B. Harris	91,370	N/A	464,611	N/A	N/A	N/A	555,981
Mark S. Pelizza	42,764	N/A	361,364	N/A	N/A	N/A	430,580
Richard M. Cherry	59,958	N/A	361,364	N/A	N/A	N/A	455,710
Susan Hoxie-Key	51,361	N/A	361,364	N/A	N/A	N/A	439,177

Note:

(1)	This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate and expected stock price volatility, life and dividend yield.

Narrative Discussion of Director Compensation Table

Other than as disclosed herein, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.

INCENTIVE PLAN AWARDS FOR DIRECTORS

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year (ended December 31, 2023).

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
William B. Harris	150,000	0.45	June 3, 2024	714,000	N/A	N/A	N/A
	116,667	0.615	May 20, 2025	536,084.87
	266,667	4.20	Feb. 14, 2027	269,333.67
	225,000	2.79	May 17, 2028	544,500
Mark S. Pelizza	133,333	0.45	June 3, 2024	634,665.08	N/A	N/A	N/A
	100,000	0.615	May 20, 2025	459,500
	233,333	4.20	Feb. 14, 2027	235,666.33
	175,000	2.79	May 17, 2028	423,500
Richard M. Cherry	93,333	0.45	June 3, 2024	444,265.08	N/A	N/A	N/A
	100,000	0.615	May 20, 2025	459,500
	233,333	4.20	Feb. 14, 2027	235,666.33
	175,000	2.79	May 17, 2028	423,500
Susan Hoxie-Key	166,667	3.75	June 1, 2027	243,333.82	N/A	N/A	N/A
	175,000	2.79	May 17, 2028	423,500

Notes:

(1)	Calculated as the number of unexercised options multiplied by the difference between the share price as of December 29, 2023, the last trading day of the fiscal 2023 year ($5.21), and the exercise price.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned during the most recently completed financial year (ended December 31, 2023) for each incentive plan award to directors.

Name	Option-based Awards – Value vested during the year ($)(1)		Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
William B. Harris	137,812.50	(2)	N/A	N/A
Mark S. Pelizza	107,187.50	(3)	N/A	N/A
Richard M. Cherry	107,187.50	(4)	N/A	N/A
Susan Hoxie-Key	170,520.96	(5)	N/A	N/A

Notes:

(1)	Calculated as the number of options vested during the year multiplied by the difference between the market price on the vesting date and the related exercise price.
(2)	On February 14, 2023, 66,667 Options vested at an exercise price of $4.20; on August 14, 2023, 66,667 Options vested at an exercise price of $4.20; and on November 17, 2023, 56,250 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.
(3)	On February 14, 2023, 58,333 Options vested at an exercise price of $4.20; on August 14, 2023, 58,333 Options vested at an exercise price of $4.20; and on November 17, 2023, 43,750 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.
(4)	On February 14, 2023, 58,333 Options vested at an exercise price of $4.20; on August 14, 2023, 58,333 Options vested at an exercise price of $4.20; and on November 17, 2023, 43,750 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.
(5)	On June 1, 2023, 41,667 Options vested at an exercise price of $3.75; on December 1, 2023, 41.667 Options vested at an exercise price of $3.75; and on November 17, 2023, 43,750 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.10 on June 1, 2023, $5.27 on December 1, 2023, and $5.24 on November 17, 2023.

Narrative Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR+) website at www.sedarplus.ca.

DATED this 21st day of May, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

“W. Paul Goranson”
W. Paul Goranson
Chief Executive Officer